MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE SECOND QUARTER ENDED
JUNE 30, 2020

The following management's discussion and analysis ("MD&A"), which is dated as of August 14, 2020, provides a review of the activities, results of operations and financial condition of Loncor Resources Inc. (the "Company" or "Loncor") as at and for the three and six month periods ended June 30, 2020, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and six month periods ended June 30, 2020 (the "Second Quarter Financial Statements"), together with the MD&A and audited consolidated financial statements as at and for the year ended December 31, 2019.  As the Company's consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company's annual report on Form 20-F dated April 6, 2020, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, drilling targets, exploration results, future drilling and other future exploration, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that planned drilling programs will be delayed, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, activities of the Company may be adversely impacted by the continued spread of COVID-19, the possibility that future exploration (including drilling) results will not be consistent with the Company's expectations, changes in equity markets, changes in gold prices, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the "DRC"), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data, and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be placed on such statements due to the inherent uncertainty therein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

General

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Belt in the DRC.  The Loncor team has over two decades of experience of operating in the DRC.  Ngayu has numerous positive indicators based on the geology, artisanal activity, encouraging drill results and an existing gold resource base.  The area is 220 kilometres southwest of the Kibali gold mine, which is operated by Barrick Gold (TSX: "ABX"; NYSE: "GOLD").  Barrick has highlighted the Ngayu Greenstone Belt as an area of particular exploration interest and is moving towards earning 65% of any discovery in 2,010 km2 of Loncor ground that they are exploring.  As per the joint venture agreements signed in January 2016 and in June 2020, Barrick manages and funds exploration on the said ground at the Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%.  Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.  In addition to the Barrick joint venture, certain parcels of land within the Ngayu project surrounding and including the Makapela and Adumbi deposits have been retained by Loncor and do not form part of the joint ventures with Barrick.  Barrick has certain pre-emptive rights over the Makapela deposit.  Loncor's Makapela deposit (which is 100%-owned by Loncor) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).  Adumbi and two neighbouring deposits hold an inferred mineral resource of 2.5 million ounces of gold (30.65 million tonnes grading 2.54 g/t Au), with 76.29% of this resource being attributable to Loncor via its 76.29% interest in the project.  The Company also has, through a DRC subsidiary or under option from third parties, 46 mineral exploration permits with respect to properties in North Kivu province of the DRC.  All of the 46 North Kivu exploration permits are currently under force majeure due to the poor security situation in North Kivu province.

In July 2020, the Company announced a non-brokered private placement of up to 10,000,000 common shares of the Company at a price of Cdn$0.50 per share for gross proceeds of up to Cdn$5,000,000. The first tranche of this financing closed on July 31, 2020 for 8,000,000 common shares of the Company at a price of Cdn$0.50 per share for gross proceeds of Cdn$4,000,000. A total of 3,390,000 of these shares were purchased by certain insiders of the Company. The Company expects to close  shortly the balance of the financing (up to 2,000,000 common shares of the Company at the price of Cdn$0.50 per share for gross proceeds of up to Cdn$1,000,000). The Company intends to use the proceeds from the financing for a drill program on the Adumbi gold deposit at the Company's Imbo Project and for general corporate purposes.

In a press release dated June 24, 2020, the Company announced that its 76.29%-owned subsidiary, Adumbi Mining SARL ("Adumbi Mining"), has entered into a joint venture agreement (the "New Barrick JV") with Barrick for two exploitation permits held by Adumbi Mining (the "JV Permits") covering ground contiguous to the Company's Imva area within the Ngayu gold belt in the northeast of the DRC. The purpose of the New Barrick JV is to conduct exploration on the JV Permit properties to evaluate possible development and mining of such properties. The terms of the New Barrick JV are similar to Loncor's ongoing joint venture agreement with Barrick which covers over 1,894 km2 of ground in the Ngayu gold belt including, among other properties, certain properties in the Imva area.

Also in June 2020, the Company announced that Barrick has commenced its core drilling program on several priority gold targets within the Ngayu greenstone belt in the northeast of the DRC. Since entering the JV agreement with Loncor in January 2016, Barrick has conducted various exploratory programs to define drill targets, targets that offer the early potential of attaining "Tier 1" status.

The Company also announced in June 2020 that outside of the Barrick joint ventures, exploration activities by Loncor continued on Loncor's Imbo Project in the east of the Ngayu belt.  Fieldwork by Loncor geologists has been focusing on the Imbo East prospect 12 kilometres southwest of the Adumbi deposit, along the same mineralised structural trend.  Gridding, soil and rock sampling are being undertaken over a strike length of 3.6 kilometres at Imbo East. In addition, two new targets have been generated.  Both these target areas were identified from the compilation and interpretation of previous, historical exploration data including soil geochemistry, rock chip and channel sampling.  At Mambo Bado, 1.5 kilometres northwest of the Adumbi deposit, a prominent geochemical gold in soil anomaly is located on an extensional, E-W structural jog along the 14-kilometre northwest trending mineralised shear zone within the Imbo permit area.  No drilling has been undertaken previously on this promising target. Two kilometres south of the Adumbi deposit, at Lisala, altered and brecciated BIF with anomalous rock sampling requires further follow up with gridding, soil sampling and additional channel sampling.

In a press release dated June 10, 2020, the Company announced that it has filed on SEDAR an independent National Instrument 43-101 technical report relating to the Company's Imbo Project, in particular, the updated gold mineral resource estimates for the Imbo Project reported in the Company's April 17, 2020 press release.  The technical report, which was prepared by Minecon Resources and Services Limited, has an effective date of April 17, 2020 and is entitled "Independent National Instrument 43-101 Technical Report on the Imbo Project, Ituri Province, Democratic Republic of the Congo".

In May 2020, the Company provided an update on exploration activities within the Ngayu Greenstone Belt.  This update included a review of exploration activities by the Company at the Imbo Project and by Barrick on the Ngayu joint venture ground pursuant to the joint venture agreement with Loncor. The joint venture update included a review of activities by Barrick during the first quarter of 2020. As previously announced by the Company, Barrick had identified a number of priority drill targets within the joint venture land package at Ngayu.

In a press release dated April 17, 2020, the Company announced a 49% increase in mineral resources at its Imbo Project (Loncor 76.29%) in the DRC. Compared to the inferred mineral resources of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au) outlined in January 2014 by independent consultants Roscoe Postle Associates Inc. on three separate deposits, Adumbi, Kitenge and Manzako at Imbo, inferred mineral resources have now increased by 49% to 2.5 million ounces of gold (30.65 million tonnes grading 2.54 g/t Au), this increase coming from the Adumbi deposit. This assessment was undertaken by the Company's independent geological consultants Minecon Resources and Services Limited ("Minecon"). The updated estimate for Adumbi was based on a review of the Adumbi deposit including remodelling, grade capping and considering the CIM requirement for mineral resources to have "reasonable prospects for economic extraction". 76.29% of this updated gold resource is attributable to Loncor via its 76.29% interest in the Imbo project.

In March 2020, the Company announced that it had acquired an additional 5.04% of its subsidiary Adumbi Mining pursuant to a private transaction with one of the former minority shareholders of Adumbi Mining. This acquisition increased the Company's interest in Adumbi Mining from 71.25% to 76.29%.

In February 2020, the Company provided an update on exploration activities within the Ngayu Greenstone Belt.  This update included a review of activities by the Company at the Imbo Project, as well as by Barrick on the Ngayu joint venture ground pursuant to the joint venture agreement with Loncor.

Also in February 2020, the Company completed a private placement of 6,000,000 common shares of the Company at a price of Cdn$0.40 per share for gross proceeds of Cdn$2,400,000. The use of proceeds from this financing was general corporate purposes. A total of 1,790,000 of the said shares were purchased by certain insiders of the Company, including Mr. Kondrat, who is Chief Executive Officer and a director of the Company and who purchased 1,440,000 of the said shares.

In January 2020, the Company provided an update on its activities within the Ngayu Greenstone Belt.  The Company reported that, since the Company's acquisition of control of Adumbi Mining  in September 2019, Loncor has focussed on the Imbo exploitation concession in the east of the Ngayu belt where an inferred mineral resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au) had been outlined in January 2014 by independent consultants Roscoe Postle Associates Inc ("RPA") on three separate deposits, Adumbi, Kitenge and Manzako.  RPA made a number of recommendations, which were subsequently undertaken during the period 2014-18. In addition, the previously recommended LIDAR survey by RPA was completed in January 2020, over Adumbi by Southern Mapping of South Africa. The Company's geological consultants Minecon has been assessing the implications of this additional exploration data on Adumbi to better quantify the potential significant upside. At present and subject to the Company securing the necessary financing, the Company is planning to drill on additional 12 deeper holes at Adumbi and then commence a preliminary economic assessment. Ongoing studies are also continuing by Minecon on further assessing the data elsewhere on the Imbo exploitation concession including Kitenge and Manzako.

In November 2019, the Company provided an update on exploration activities undertaken by Barrick on Loncor's Ngayu project as part of the joint venture agreement with Loncor.  Loncor reported that recent exploration by Barrick at Ngayu had focused on the major Imva fold structure where a number of drill targets have been developed. The opening of the Mambati airstrip in September 2019 is expected to assist in expediting the Barrick drilling program.

In October 2019, the Company announced the appointment of Peter Cowley as President of the Company and the appointment of Minecon Resources and Services Limited as geological consultants to manage exploration and development programs at Loncor's properties within the Ngayu Archean greenstone belt which are outside of Loncor's joint venture with Barrick.

On September 27, 2019, the Company closed certain transactions provided for by the agreement (the "Kilo Agreement") entered into by the Company with Resolute (Treasury) Pty Ltd, Kilo Goldmines Ltd. and Kilo Goldmines Inc. (which is now named Loncor Kilo Inc.) ("Kilo Inc"). As a result of these transactions, Kilo Inc. is now a wholly-owned subsidiary of Loncor, such that Loncor now holds, through Kilo Inc., Kilo Inc.'s mineral projects in the DRC. These projects are located in the Ngayu gold belt in northeastern DRC near Loncor's existing Ngayu properties and consist of 6 mining licenses (including the Imbo licence which includes the Adumbi and two neighboring gold deposits - see above) and 11 exploration permits.  Loncor also agreed to issue to Arlington Group Asset Management Limited ("Arlington") 1,000,000 common shares of the Company (post-Share Consolidation) as consideration for the services rendered by Arlington in negotiating and successfully concluding the Kilo Agreement (these shares were issued in October 2019).

In September 2019, the Company implemented a consolidation of its outstanding common shares (the "Share Consolidation"), whereby all of the outstanding common shares were consolidated on the basis of one common share of the Company for every 2 (two) existing common shares. All amounts in this MD&A have been adjusted to reflect the Share Consolidation.

Qualified Person

Peter N. Cowley, a director and President of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Reports

Additional information with respect to the Company's Imbo Project is contained in the technical report of Minecon Resources and Services Limited dated April 17, 2020 and entitled "Independent National Instrument 43-101 Technical Report on the Imbo Project, Ituri Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional information with respect to the Company's Makapela Project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Results of Operations

For the three and six months ended June 30, 2020, the Company reported a net loss of $437,698 and $1,102,392 respectively, compared to a net loss of $233,710 and $451,069 for the respective three and six month periods ended June 30, 2019. Expenses capitalized to mineral properties are discussed under the "Exploration and Evaluation Expenditures" section below. Significant changes occurred during the three and six month periods ended June 30, 2020 in the expense categories described below as compared to the three and six month periods ended June 30, 2019:

Consulting, management and professional fees

Consulting, management and professional fees were $179,707 and $359,653 during the respective three and six month periods ended June 30, 2020 as compared to $35,361 and $74,623 incurred during the respective comparative periods in 2019. Professional fees (which were mainly legal fees) and consulting fees increased due to the Company's higher general corporate activities during the first two quarters of 2020 as compared to the same periods in 2019.

Employee benefits

The Company's employee benefits expense increased to $153,282 and $272,849 for the respective three and six month periods ended June 30, 2020 as compared to $88,307 and $172,554 incurred during the respective corresponding periods in 2019. The increase in costs was mainly due to an increase in employees and their related costs at head office during the first half of 2020 compared to the first half of 2019.

Office and sundry

For the three and six month periods ended June 30, 2020, office and sundry expenses increased to $26,856 and $67,473 respectively, compared to $20,365 and $39,158 for the respective three and six month periods ended June 30, 2019 mainly due to the increase in business activities.

Share-based payments

Share-based payment expenses were $12,348 and $239,253 during the respective three and six-month periods ended June 30, 2020, compared to $7,133 and $8,974 incurred during the respective comparative periods in 2019. The increase in the share-based payments was related to new stock options issued to employees, directors, officers and consultants of the Company in December of 2019 and during the first half of 2020.

Travel and promotion

The Company incurred travel and promotion expenses of $11,877 and $132,928 during the respective three and six month periods ended June 30, 2020, which were higher, on year-to-date basis, than the $44,023 and $69,029 incurred during the respective corresponding periods in 2019, as a result of additional travel required mostly in the first quarter of 2020.

Depreciation

The depreciation expense remained consistent with costs of $49,111 and $98,245 respectively during the three and six month periods ended June 30, 2020 as compared to $49,186 and $98,400 respectively for the corresponding periods in 2019.

Interest on lease obligations

During the three and six months ended June 30, 2020, the Company recognized interest on lease obligations of $6,667 and $14,149, respectively, representing the accretion charge being recorded in connection with the right-of-use lease asset, compared to interest on lease obligations of $9,048 and $18,434 respectively, during the corresponding periods in 2019.

Loss/gain on derivative instruments

During the three and six months ended June 30, 2020, the Company recognized a fair value gain of $nil and $31,888 respectively, representing the change in fair value of the Company's outstanding common share purchase warrants compared to a fair value gain of $3,145 and a fair value loss of $1,040 recognized during the respective three and six months ended June 30, 2019.

Foreign exchange loss/gain

The Company recorded a foreign exchange loss of $33,519 and a foreign exchange gain of $631 during the respective three and six-month periods ended June 30, 2020, compared to a foreign exchange loss of $5,086 and $11,624 respectively for the corresponding periods in 2019. This change was due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Other income

The Company recognized other income of $37,672 and $53,383 for the three and six month periods ended June 30, 2020, compared to $22,666 and $46,960 for the respective corresponding periods in 2019, which was mainly due to the sub-lease income being recorded on the right-of-use lease asset. During the second quarter of 2020, as a result of COVID-19, the Company qualified for an amount of $22,328 under the Canada Emergency Wage Subsidy (CEWS) program.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the second quarter of 2020. This financial information has been prepared using accounting policies consistent with International Accounting Standards ("IAS") 34 Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"). The Company's presentation and functional currency is the United States dollar.

	2020	2020	2019	2019
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Net loss	($437,698)	($664,694)	($843,372)	($356,304)
Net loss per share	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)

	2019	2019	2018	2018
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Net loss	($233,710)	($217,359)	($261,071)	($201,935)
Net loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

The Company's net loss for the second quarter of 2020 decreased to $437,698 compared to a net loss of $664,694 during the first quarter of 2020. The decrease in net loss was mainly due to a decrease of $109,174 in travel and promotion and $214,557 in share-based payments, which was offset by an increase of $67,669 in foreign exchange loss and the gain of $31,888 on derivative financial instruments during the during the first quarter of 2020 as compared to the second quarter of 2020.

The Company's net loss for the first quarter of 2020 decreased to $664,694 compared to a net loss of $843,372 during the fourth quarter of 2019. The decrease in net loss was mainly due to a decrease of $412,344 in consulting, management and professional fees offset by an increase of $110,852 in travel and promotion, an increase of $87,498 in share-based payments as well as a loss of $48,838 on derivative financial instruments during the during the first quarter of 2020 compared to the fourth quarter of 2019.

The Company's net loss for the fourth quarter of 2019 increased to $843,372 compared to a net loss of $356,304 during the third quarter. The increase in net loss was mainly due to an increase of $592,290 in consulting, management and professional fees mainly in relation to the acquisition of Kilo Inc. as well as an increase of $140,942 in employee benefits in relation to bonuses to directors and officers of the Company during the fourth quarter of 2019. This was offset by a gain of $80,726 on derivative financial instruments during the fourth quarter of 2019 compared to the third quarter of 2019.

The Company's net loss for the third quarter of 2019 increased to $356,304 compared to a net loss of $233,710 during the second quarter of 2019. The increase in the net loss was mainly due to an increase of $92,207 in consulting, management and professional fees and a loss on derivative instruments of $113,180 in the third quarter of 2019. This was offset by a decrease of $43,514 in employees' benefits, a decrease of $11,690 in office and sundry expenses, a decrease of $11,286 in travel and promotion and a foreign exchange loss of $10,051 during the third quarter 2019.

The Company's net loss for the second quarter of 2019 increased to $233,710 compared to a net loss of $217,359 during the first quarter of 2019. The increase in the net loss was mainly due to additional travel and promotion expenses of $44,023 in the second quarter of 2019 as compared to $25,006 in the first quarter of 2019. In addition, the net loss on derivative instruments in the second quarter of 2019 was also impacted by a gain of $3,145 in the second quarter of 2019 as compared to a loss of $4,185 during the first quarter of 2019.

The Company's net loss for the first quarter of 2019 was $217,359 compared to net loss of $261,071 during the fourth quarter of 2018. The decrease in the net loss was mainly due to a decrease in expenses recorded in the first quarter of 2019 compared to the fourth quarter of 2018 in relation to year-end audit related professional fees (decrease of $28,946), travel and promotion expenses (decrease of $30,074), and foreign exchange loss (decrease of $39,805). The decrease in expenses during the first quarter of 2019 was offset by an increase in employees' benefits (increase of $12,854) and a loss on derivative financial instruments (increase of $19,998). The adoption of IFRS 16 during the first quarter of 2019 resulted in an increase in depreciation, interest expenses and other revenues while office and sundry expenses related to rent expenses decreased.

The Company's net loss for the fourth quarter of 2018 increased to $261,071 compared to a net loss of $201,935 incurred during the third quarter of 2018. The increase was due to an increase in expenses recorded in the fourth quarter of 2018 compared to the third quarter of 2018 in relation to employees' benefits ($38,579), office and sundry ($16,073) and foreign exchange loss ($48,268). The increase in expenses during the fourth quarter of 2018 was offset by a decrease in consulting, management and professional fees ($16,398) and a gain on derivative financial instruments ($24,841).

Liquidity and Capital Resources

The Company historically relies primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future. The volatility in the gold price has made it more difficult to secure equity financing for many exploration companies.

As at June 30, 2020, the Company had cash and cash equivalents of $100,249 and a working capital deficit of $1,530,738 compared to cash and cash equivalents of $77,696 and a working capital deficit of $1,827,407 as at December 31, 2019.

During the three and six months ended June 30, 2020, the Company incurred exploration expenditures of $1,265,596 and $2,666,772 respectively, mainly funded by Barrick under the joint venture between Barrick and the Company (three and six month periods ended June 30, 2019 - $778,393 and $1,440,790 respectively). A breakdown of the exploration expenditures is presented below under "Exploration and Evaluation Expenditures".

See the discussion under "General" above with respect to the private placement financings completed by the Company during the first quarter of 2020 and in July 2020. As well, during the fourth quarter of 2019 and the first quarter of 2020, a total of 1,375,000 common share purchase warrants of the Company were exercised for aggregate gross proceeds of Cdn$495,000.

As is typical for an exploration company, the Company will need to raise additional funds to continue its activities. The Company expects to raise such additional funds through offerings of its shares. However, if the Company raises additional funds by issuing additional shares, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company's common shares. Such securities may also be issued at a discount to the market price of the Company's common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, it may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Contractual Obligations

The following table sets out certain contractual obligations of the Company as at June 30, 2020:

		Payments due in	Payments due
Contractual obligations	Total	less than 1 year	in 1 to 3 years
Lease	$493,573	$199,525	$294,048
Loans	$77,262	$77,262	$-

Total	$570,835	$276,787	$294,048

Exploration and Evaluation Expenditures

The following table provides a breakdown of exploration and evaluation expenditures incurred during the six months ended June 30, 2020 and 2019, respectively:

	North Kivu Project	Ngayu Projects	Imbo	Total
Balance 12/31/2019	$10,590,729	$17,907,081	$314,283	$28,752,093
Mineral properties	-	-	140,000	140,000
Field camps	-	-	134,791	134,791
Geophysics	-	28,871	-	28,871
Geochemestry	-	51,066	9,102	60,168
Geology	-	302,845	2,400	305,245
Drilling	-	163,976	-	163,976
Feasibility studies	-	26,767	-	26,767
Travel	-	239,508	7,042	246,550
Professional fees	57,000	115,615	296,586	469,201
Office and sundry	4,025	419,093	40,440	463,558
Interest and bank charges	-	2,435	6,663	9,098
Salaries	-	439,364	60,361	499,725
Amortization	438	-	7,951	8,389
Other	-	47,322	63,111	110,433
Expenditures for the period	61,463	1,836,862	768,447	2,666,772
Funding from Barrick	-	(1,801,713)	-	(1,801,713)
Balance 06/30/2020	$10,652,192	$17,942,230	$1,082,730	$29,617,152

	North Kivu Project	Ngayu Project	Total
Balance 12/31/2018	$10,431,524	$17,913,157	$28,344,681
Mineral properties	-	-	-
Geophysics	-	-	-
Geochemestry	-	44,535	44,535
Geology	-	342,094	342,094
Travel	-	126,175	126,175
Professional fees	57,000	11,000	68,000
Office and sundry	1,500	459,424	460,924
Interest and bank charges	-	1,870	1,870
Salaries	-	389,203	389,203
Amortization	-	456	456
Other	-	7,533	7,533
Expenditures for the period	58,500	1,382,290	1,440,790
Funding from Barrick	-	(1,405,922)	(1,405,922)
Balance 6/30/2019	$10,490,024	$17,889,525	$28,379,549

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at August 14, 2020 the Company had outstanding 110,203,534 common shares, 5,110,000 stock options to purchase common shares and 123,000 common share purchase warrants.

Related Party Transactions

a) Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and six months ended June 30, 2020 and June 30, 2019 was as follows:

b) Other Related Party Transactions

As at June 30, 2020, an amount of $430,257 relating to management fees, salary and advances provided to the Company was due to Arnold Kondrat, the CEO and a director of the Company (December 31, 2019 - $821,168). Total salary accrued to Mr. Kondrat for the three and six months ended June 30, 2020 was $62,500 and $108,325 respectively (three and six months ended June 30, 2019 - $21,948 and $44,994 respectively).

As at June 30, 2020, an amount of $128,725 was due to Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2019 - $129,296).

The amounts included in due to related party are unsecured, non-interest bearing and are payable on demand.

Critical Accounting Estimates

The preparation of the Company's Second Quarter Financial Statements in conformity with International Financial Reporting Standards ("IFRS") requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in the consolidated financial statements included the following:

Estimates:

Impairment

Assets, including property, plant and equipment and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets.  Estimates are reviewed regularly by management.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. See Note 15 of the Second Quarter Financial Statements.

Judgments:

Provisions and contingencies

The amount recognized as provision, including legal, contractual and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Exploration and evaluation expenditure

The application of the Company's accounting policy for exploration and evaluation expenditure requires significant judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are key circumstances that would indicate a test for impairment is required, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of loss and comprehensive loss during the period the new information becomes available.

Significant judgements have been made with regards to the potential for indicators of impairment. This includes judgements related to the ability to carry out the desired exploration activities as a result of various permits currently being under force majeure due to the poor security situation at the North Kivu property and the need to allocate resources amongst different projects based on the availability of capital and funding.

Functional and presentation currency

Judgment is required to determine the functional currency of the Company and its subsidiaries. These judgments are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances.

Financial Risk Management

Fair Value of Financial Assets and Liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair value hierarchy

The following provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months. The fair value of warrants would be ranked in the hierarchy as Level 2.

Foreign Currency Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results.  A portion of the Company's transactions is denominated in Canadian dollars.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of loss and comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk. See Note 17(c) of the Second Quarter Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal.  See Note 17(d) of the Second Quarter Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.  If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents, and equity capital markets.

Mineral Property Risk

The Company's operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment or loss of part or all of the Company's assets.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

In December 2019, a novel strain of coronavirus ("COVID-19") emerged in Wuhan, China. Since then, it has spread and infections have been reported around the world. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions. The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company's business, operations and financial results, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on the Company's business, operations or financial results; however, the impact could be material.

All of the Company's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be affected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's mineral resources are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its resource estimates are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company's consolidated financial statements by creating gains or losses. The Company recorded a foreign exchange loss of $33,496 and a foreign exchange gain of $631 during the respective three and six months ended June 30, 2020, compared to a foreign exchange loss of $5,086 and $11,624 during the respective three and six months ended June 30, 2019, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated April 6, 2020 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2019, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2019, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2019, the Company's Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework of 2013. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2019, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. There were no changes in the Company's internal control over financial reporting during the six months ended June 30, 2020, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that a control system, including the Company's disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company's disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.